SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _____

Commission File Number 333-26965

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Commerce Bancorp, Inc. 401(K) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
King Street West and Bay Street
Toronto, Ontario M5 K1 A2
Canada

Commerce Bancorp, Inc. 401(k) Retirement Plan Financial Statements and Supplemental Schedule Years ended December 31, 2007 and 2006 with Report of Independent Auditors

Commerce Bancorp, Inc. 401(k) Retirement Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

Audit Committee of TD Bank N.A.

We have audited the accompanying statements of assets available for benefits of the Commerce Bancorp, Inc. 401(k) Retirement Plan as of December 31, 2007 and 2006, and the related statements of changes in assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young, LLP
June 30, 2008

Commerce Bancorp, Inc. 401(k) Retirement Plan

Statements of Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value	$268,554,879	$235,637,127
Employer contributions receivable	1,363,539	1,012,438
Assets available for benefits at fair value	$269,918,418	$236,649,565

Adjustment from fair value to contract
value for investments with fully benefit
responsive investment contracts	109,949	231,832

Assets available for benefits	$270,028,367	$236,881,397

See accompanying notes.

Commerce Bancorp, Inc. 401(k) Retirement Plan

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	2007	2006

Additions:
Contributions:
Participant	$20,795,613	$18,834,819
Employer match	6,900,562	4,473,854
Rollovers and transfers in from other plans	4,036,026	4,117,905
Total contributions	31,732,201	27,426,578

Investment income:
Net appreciation in fair value of investments	12,671,987	9,840,538
Interest and dividends	8,243,049	5,180,408
Total investment income	20,915,036	15,020,946
Total additions	52,647,237	42,447,524

Deductions:
Benefits paid directly to participants	19,372,205	20,083,996
Other	128,062	51,246
Total deductions	19,500,267	20,135,242

Net increase in assets available for benefits	33,146,970	22,312,282

Assets available for benefits:
Beginning of year	236,881,397	214,569,115
End of year	$270,028,367	$236,881,397

See accompanying notes.

Commerce Bancorp, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007

1.	Description of Plan

The following description of the Commerce Bancorp, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established April 1, 1997, is a defined contribution plan covering all eligible employees of Commerce Bancorp, Inc. (the Company) who have at least six months of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2002, the Commerce Bancorp, Inc. Employee Stock Ownership Plan (ESOP) was merged with and into the Commerce Bancorp, Inc. 401(k) Retirement Plan to allow for greater administrative efficiencies. The net assets of the former ESOP are nonparticipant-directed and are maintained in a separate account (the ESOP Account) for each participant in accordance with the Plan.

In December 2005, the Company acquired Palm Beach County Bank based in West Palm Beach, Florida.  In February 2006, the Company completed the acquisition of eMoney Advisors, Inc.  As a result, approximately $2.1 million in assets were transferred into the Plan during 2006 for these acquisitions.  In February 2007, the Company acquired Public Entity Risk Management Association (PERMA).  Approximately $2.4 million in assets were transferred into the plan during 2007.

Contributions

Each year, participants may contribute pretax annual compensation as defined in the Plan up to maximum IRS limitations. Participants may also contribute amounts representing distributions from other qualified retirement plans. The Company may, but is not obligated to, contribute a matching contribution for the plan year as determined by the board of directors. In 2007 and 2006, the Company provided a matching contribution equal to the employee contribution up to a maximum of 2.5% of the employee’s salary. Contributions are subject to certain limitations.

Participants may direct employer and employee contributions in any of various fund options offered by the Plan or they may elect to open accounts that allow self-directed investments.

Commerce Bancorp, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007

1.  Description of Plan (continued)

Participant Accounts

Each participant’s 401(k) account is credited with (a) the participant’s contributions; (b) Company’s contributions; (c) Plan earnings; and (d) is charged with an allocation of administrative expenses if any costs are paid by the Plan. Allocations are based on participant earnings or account balances, as defined. Forfeitures of Company matching contributions arising from breaks in service experienced by participants with less than fully vested interests in the Plan shall be applied as promptly as possible to reduce Company matching contributions. Forfeited employer’s contributions of approximately $546,972 and $641,000 were used to offset matching employer contributions and administrative costs paid in 2007 and 2006, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Each participant’s ESOP Account is credited with an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. When a participant terminates employment or otherwise suffers five (5) consecutive breaks in service (fewer than 501 hours of service worked per year), all or a portion of his or her nonvested interest may be forfeited. Shares totaling 7,322 and 15,475 were forfeited in 2007 and 2006, respectively.  Proceeds from the sale, approximately $260,234 of 2007 forfeitures and $582,000 of 2006 forfeitures, were used to reduce the employer match contributions and to offset administrative costs.

Vesting

Participants are immediately vested in their contributions and all investment earnings thereon that have been allocated to their accounts.

Participants vest in the Company matching contributions (if any) based on the following:

Participant’s Years of Service	Vested Percentage

Less than 2	None
2 but fewer than 3	20%
3 but fewer than 4	40%
4 but fewer than 5	60%
5 but fewer than 6	80%
6 years or more	100%

Commerce Bancorp, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007

1.	Description of Plan (continued)

Loans

Participants may borrow funds from the Plan subject to requirements of the Plan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Benefits are payable upon retirement, death, disability, or termination of employment. Benefits are distributed to the participant or beneficiary in a lump-sum payment as provided in the provisions of the Plan. Included in assets available for benefits are $975,448 and $326,000 at December 31, 2007 and 2006, respectively, which represents amounts due to participants who have requested withdraws.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any previously unvested Company contributions.

Administrative Costs

Administrative costs of the Plan are paid by the Company, unless the Company elects to have such costs paid by the Plan. Administrative costs totaling $180,698 and $405,000 were paid by the Company in 2007 and 2006, respectively. For 2007 and 2006, no administrative costs were paid by the Plan.

New Accounting Pronouncements

On January 1, 2008, the Plan adopted FASB issued Statement No. 157, “Fair Value Measurements” (FAS 157).  FAS 157 provides a single definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  It is required to be applied whenever another financial accounting standard requires or permits an asset or liability to be measured at fair value.  The adoption of FAS 157 did not have a material impact on the financial statements of the Plan.

Commerce Bancorp, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007

2.	Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances under which an investment contract is considered fully benefit responsive, and provides guidance with respect to the financial statement presentation and disclosure of fully benefit responsive contracts. The FSP requires the statement of assets available for benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for fully benefit responsive investment contracts.  The Union Bond & Trust Company Stable Value Fund is accounted for under FSP AAG INV-1 and Statement of Position No. 94-4-1.

The Plan’s investments are stated at fair value which is based on net asset value of shares on the last business day of the plan year for mutual funds and the last available quoted market price for shares of common stock and debt securities.  The Plan's investment in the Union Bond & Trust Company Stable Value Fund is valued at fair value and adjusted to contract value in accordance with the FSP.  Participant loans are valued at their outstanding balances, which approximate fair value.  Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined on an average historical cost basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Investments

The Plan’s mutual funds, the Commerce Bancorp, Inc. Common Stock and the majority of self-directed accounts are administered by Fidelity Investments.  The remaining self-directed accounts are administered by Janney Montgomery Scott.  The Plan’s investments appreciated in fair value as follows:

Commerce Bancorp, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007

3.  Investments (continued)

	Year ended December 31
	2007	2006

Mutual funds	$2,553,614	$6,768,509
Commerce Bancorp, Inc. Common Stock	9,868,847	3,374,627
Other	249,526	(302,598)
	$12,671,987	$9,840,538

Investments that represent 5% or more of the fair value of the Plan's assets are as follows:

	December 31
	2007	2006

Commerce Bancorp, Inc. Common Stock (includes $87.4 million and $95.2 million in 2007 and 2006, respectively, in nonparticipant-directed accounts)	$128,122,674	$135,916,096
American Funds Growth Fund	22,435,075	17,819,951
Fidelity Spartan 500 Index	21,143,308	17,050,695
American Funds Europacific Growth	15,857,942	(*)
Union Bond & Trust Company Stable Value
(reported at contract value)	14,096,057	12,201,725

* Investment did not represent 5% or more of the fair value of plan assets at December 31, 2006.

4.	Nonparticipant-Directed Investments

Nonparticipant-directed investments are the investments in Commerce Bancorp, Inc. common stock previously owned by the ESOP, which were merged into the Plan effective January 1, 2002.

Due to recent changes in the Federal tax law affecting retirement Plans that have investments in employer stock, participants who hold Commerce Stock in their Plan account will be permitted to diversity a portion of their Commerce Stock into other investment alternatives available under the Plan.  This option is available, beginning January 1, 2007, to all Plan participants that have at least three years of service with the Company.  Diversification is permitted over a three-year transition period (33% per year) unless a participant attains the age of 55 by December 31, 2005, in which case diversification is permitted immediately.

Commerce Bancorp, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007

4.	Nonparticipant-Directed Investments (continued)

Information about the nonparticipant-directed investments in the common stock of the Company and the significant components of changes in those investments is as follows:

	2007	2006

Investments, at fair value at January 1	$95,246,910	$98,799,054
Dividend income	1,368,785	1,343,315
Net appreciation in fair value	6,842,951	2,371,040
Distributions to participants	(6,837,875)	(5,786,990)
Forfeited shares, dividends and diversifications	(9,233,042)	(1,479,509)
Investments, at fair value at December 31	$87,387,729	$95,246,910

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain the qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

6.	Transactions with Parties-in-Interest

The Plan held 3,357,612 and 3,843,125 shares of the common stock of the Company at December 31, 2007 and 2006, respectively.

During 2007 and 2006, the Plan received $1,911,656 and $1,873,293, respectively, in dividends from the Company.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Commerce Bancorp, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006

Assets available for benefits per the financial statements	$270,028,367	$236,881,397
Less: Benefit claims payable	(975,448)	(326,000)
Less: Adjustment from fair value to contract value
for investments with fully benefit responsive
investment contracts	(109,949)	(231,832)
Assets available for benefits per the Form 5500	$268,942,970	$236,323,565

The following is a reconciliation of the net increase in assets available for benefits per the financial statements to the Form 5500:

December 31
2007

Net increase in assets available for benefits per the financial
statements	$33,146,970
2006 benefit claims payable	326,000
2007 benefit claims payable	(975,448)
Adjustment from fair value to contract value for investments
with fully benefit responsive investment contracts	121,883
Net increase in assets available for benefits per the Form 5500	$32,619,405

9.	Subsequent Events

On March 31, 2008, The Toronto-Dominion Bank (TD) acquired Commerce Bancorp, Inc.  As a result of the acquisition, Commerce shares (CBH) held in the 401(k) Plan, whether as part of the shares held in the ESOP or the 401(k) portion of the Plan, were exchanged to TD shares based on the following conversion rate as of the March 31, 2008 Closing Date:  each Commerce share was exchanged for 0.4142 shares of TD and $10.50 in cash.   The $10.50 cash per share received for Commerce shares held in the 401(k) portion was invested in TD stock.

Supplemental Schedule

Commerce Bancorp, Inc. 401(k) Retirement Plan

Schedule H, Line 4i—

Schedule of Assets (Held at End of Year)

December 31, 2007

		Identity of issue, borrower, lessor or similar party	Description	Current value
		Mutual Funds
		American Century Inflation	Shares of an investment company	$8,104,341
		American Funds Europacific Growth	Shares of an investment company	15,857,942
		American Funds Growth Fund	Shares of an investment company	22,435,075
		Baron Partners Fund	Shares of an investment company	5,844,916
		Columbia Acorn	Shares of an investment company	2,449,120
		Davis New York Venture	Shares of an investment company	8,834,873
		*Fidelity Spartan 500 Index	Shares of an investment company	21,143,308
		Union Bond & Trust Company Stable Value Fund	Shares of collective trust fund	13,986,108
		Goldman Sachs Mid Cap Value	Shares of an investment company	8,739,230
		MFS Value	Shares of an investment company	1,544,319
		Mutual Discovery	Shares of an investment company	12,496,527
		Oppenheimer Main Street Sm Cap	Shares of an investment company	2,876,330
		PIMCO Total Return	Shares of an investment company	8,514,836
		Stock Liquidity Fund	Shares of an investment company	6,864
		Vanguard Extended Mkt Index	Shares of an investment company	1,879,114
		Total Mutual Funds	Shares of an investment company	134,712,903
		Common Stock
†	*	Commerce Bancorp, Inc. (nonparticipant-directed)	Shares of common stock	87,387,728
*		Commerce Bancorp, Inc. (participant-directed)	Shares of common stock	39,452,367
*		Commerce Bancorp, Inc. (self-directed)	Shares of common stock	1,282,579
		Total Common Stock		128,122,674

		Self-directed investments		4,420,206
		Loans receivable from participants	Interest rates ranging from 5.00% to 9.75%	1,299,096
				$268,554,879

*	Party-in-interest to the Plan.

†	The cost associated with the nonparticipant-directed shares is $9,062,658.

“Cost” is not required for participant-directed investments.